FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 15 DATED JANUARY 11, 2007
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, Prospectus Supplement No. 10 thereto, dated June 20, 2006, Prospectus Supplement No. 12 thereto, dated September 20, 2006, and Prospectus Supplement No. 14 thereto, dated December 27, 2006. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT and to disclose the acquisition of a joint venture interest in a sub-leasehold interest in an office building located in New York, New York.

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of January 5, 2007, we had received aggregate gross offering proceeds of approximately $43.6 million from the sale of approximately 4.4 million shares in our initial public offering. Additionally, Lightstone SLP, LLC has contributed $4.4 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $3.5 million in selling commissions and dealer manager fees, and $.9 million in other organization and offering expenses, as of January 5, 2007, we had raised aggregate net offering proceeds of approximately $43.6 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Property Acquisition

On January 4, 2007, 1407 Broadway Real Estate LLC (“Owner”), an indirect, wholly owned subsidiary of 1407 Broadway Mezz II LLC (“Mezz II”), consummated the acquisition of a sub-leasehold interest in an office building located at 1407 Broadway, New York, New York (the “Property”). Mezz II is a joint venture between LVP 1407 Broadway LLC (“LVP LLC”), a wholly owned subsidiary of Lightstone Value Plus REIT LP, our operating partnership (the “Partnership”), and Lightstone 1407 Manager LLC (“Manager”), which is wholly owned by David Lichtenstein, the Chairman of our Board of Directors and our Chief Executive Officer and President, and Shifra Lichtenstein, his wife.

Joint Venture

Equity from Manager totaled $13.5 million (representing a 51% managing member interest). Our capital investment, funded with proceeds from our common stock offering, was in the aggregate $14.7 million (representing a 49% membership interest), including $1.6 million paid outside of the closing as an acquisition fee to Lightstone Value Plus REIT LLC, the REIT’s advisor (the “Advisor”). Pursuant to the joint venture agreement, Manager is responsible for day-to-day decision-making while we retain approval rights over certain major decisions. Mezz II contributed the aggregate $26.5 million capital investment (the “Capital Investment”) to 1407 Broadway Mezz I LLC (“Mezz”), its wholly owned subsidiary, which in turn contributed such amount to Owner, its wholly owned subsidiary.

Owner acquired a sub-leasehold interest in Property on January 4, 2007 (the “Closing Date”), pursuant to a Sale and Purchase of Leasehold Agreement with Gettinger Associates, L.P. (“Seller”). The acquisition price for the Sublease Interest was $122 million, exclusive of acquisition-related costs incurred by Mezz II ($3.5 million), pro rated operating expenses paid at closing ($4.1 million), financing-related costs ($1.9 million) and construction, insurance and tax reserves ($1.0 million). Incremental acquisition costs of approximately $1.7 million, representing an acquisition fee to the Advisor and legal fees for REIT counsel, were paid by the Partnership outside of the closing.

The acquisition was funded through a combination of $26.5 of capital and a $106.0 million advance on a variable rate mortgage loan secured by the Sublease Interest (described below). After consideration of the business plan for the Property, and pro forma economics of this transaction, the independent directors of our Board of Directors approved the use of financing in excess of 75% of transaction cost and 300% of the Registrant’s total net assets.

Owner currently holds a sub-leasehold interest in the Property (the “Sublease Interest”), subject to the encumbrances described below.

The Loans

In connection with the acquisition, Owner secured a mortgage loan (the “Loan”) from Lehman Brothers Holdings, Inc. (“Lender”) in the maximum principal amount of $127,250,000. Funding for the acquisition of the Sublease Interest was limited to $106.0 million and the remaining funds under the Loan will be advanced, at a funding rate representing 85% of actual cost, as Mezz II funds tenant improvement costs, leasing commissions and capital improvements at the Property.

The Loan matures in three years, bears a floating interest rate expressed as 30 day Libor plus 300 basis points (subject to a separately negotiated 6.5% Libor interest rate cap agreement) and requires monthly installments of interest throughout its stated term. The Loan has an initial maturity date of January 9, 2010 and provides options for two one-year extensions. Upon maturity, a balance of approximately $106.0 million will be due, assuming no prior principal prepayment or further advances on the loan. The Loan will be secured by the Sublease Interest and will be non-recourse to the REIT and the Partnership.

In connection with the Loan, Lightstone Holdings, LLC (the “Guarantor”), a limited liability company that is wholly owned by David Lichtenstein, the Chairman of the Board of Directors, Chief Executive Officer and President of the REIT, guaranteed payment of losses that Lender may sustain as a result of fraud, misappropriation, misuse of loan proceeds or other acts of misconduct by Owner and/or its principals or affiliates. Such losses are recourse to the Guarantor under the guaranty regardless of whether Lender has attempted to procure payment from the Owner or any other party. Further, the Guarantor has guaranteed the payment of any unpaid loan amounts in the event of the Owner's bankruptcy, reorganization or insolvency or the interference by the Owner or its affiliates in any foreclosure proceedings or other remedy exercised by Lender. The REIT has agreed, to the maximum extent permitted by its Articles of Incorporation, to indemnify the Guarantor for up to 49% of any liability it incurs under this guaranty.

As an inducement to Lender to make the loan, Owner has agreed to provide Lender with a 35% net profit interest in the project.

Property Information

The Property, a 42 story office building built in 1952, fronts on Broadway, 7th Avenue and 39th Street in midtown Manhattan. The Property has approximately 915,000 rentable square feet, is reporting 87.6% occupancy (approximately 300 tenants) and is currently leased by tenants engaged in the female apparel business. The ground lease, dated as of January 14, 1954, provides for multiple renewal rights, with the last renewal period expiring on December 31, 2048. The Sublease Interest runs concurrently with this ground lease. The Property’s percentage occupancy rate and average effective rental per square foot for each of the last five years are as follows.

Year	Occupancy Rate	Average Effective Annual Rental per Square Foot
2005	86.6%	$41.35
2004	87.5%	$40.78
2003	89.2%	$41.70
2002	93.8%	$39.67
2001	94.4%	$36.63

The following is a schedule of lease expirations and related information for each of the next ten years.

Year	Number of Expiring Leases	Total Square Feet	Aggregate Annual Rental in Year of Expiration	Percentage of Gross Annual Rental at Acquisition Date
2007	85	162,591	$7,338,557	21.9%
2008	75	238,057	$10,248,429	30.5%
2009	83	190,223	$8,577,687	24.1%
2010	22	87,257	$3,915,459	8.6%
2011	14	69,493	$2,916,388	6.4%
2012	2	9,026	$411,099	1.1%
2013	1	3,329	$270,048.8%
2014	3	29,899	$2,083,802	5.2%
2015	-	-	-	-
2016	1	1,771	$258,424.6%

Depreciation is taken on the Property. To the extent that a subsidiary of the Partnership acquires properties for cash, the initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the Partnership. The Partnership plans to depreciate such property for federal income tax purposes on a straight-line basis using an estimated useful life of 39 years.

Renovation Plans

From 2007 through 2013, Owner intends to continue an ongoing renovation project on the Property that consists of lobby, elevator and window redevelopment projects at a total estimated cost of $21 million. In addition, based on current leasing projections and projected leasing costs, Owner expects to incur approximately $11.0 million of tenant improvement and leasing commission costs through 2013.

Competitive Factors and Risks

General competitive conditions affecting the Property include those identified in the section of our Prospectus captioned “Competition.” The Property is located in the garment district, an area that continues to benefit from southward expansion of New York City’s Times Square. This expansion has resulted in a number of buildings being converted from use in the garment trade to alternative uses, primarily office.

Current litigation (described below) could result in the termination of the Sublease Interest or restrict Owner’s ability to refinance the Sublease on acceptable terms. Further, Owner’s rights to the Property under the Sublease Interest will terminate if the ground lease is not extended beyond its current expiration in 2048. Other risks associated with the Property are identified in the section of our Prospectus captioned “Risk Factors-Risks Associated with our Properties and the Market.”

Subject to Lender’s consent rights in connection with major decisions, the Property will be controlled by Lightstone Holdings LLC (“Holdings”), an affiliate of The Lightstone Group, the sponsor of the REIT (the “Sponsor”). The Property will be managed by Trebor Management Corp., an affiliate of Seller. A subsidiary of Prime Group Realty Trust, also an affiliate of the Sponsor, will provide asset management services and will coordinate redevelopment of the Property. Owner will pay market rate fees in exchange for these services. We believe that the Property is adequately insured.

In evaluating the Property as a potential acquisition and determining the appropriate amount of consideration to be paid for the Property, we have considered a variety of factors, including the Property’s location, demographics, quality of tenants, duration of in-place leases, scheduled rent increases, strong occupancy, the fact that the overall rental rate at the Property is comparable to the market rate for similar properties, the potential for a return from the redevelopment and repositioning of the Property and current strong demand for office space and other favorable market factors. We believe the Property is well located, has acceptable roadway and public transportation access and is well maintained. The Property is subject to competition from similar properties within its market area, and economic performance could be affected by changes in local economic conditions.

Litigation

In February 1954, Webb & Knapp, as tenant under a ground lease with The Prudential Insurance Company of America that terminates in 2048, entered into a sublease with Seller. In April 1954, Webb & Knapp assigned its interest in this ground lease to Abraham Kamber Company, which consequently became sublessor under the sublease with Seller (“Sublessor”). Sublessor served two notices of default on Seller in July 2006 (the “Default Notices”), the first alleging that Seller had failed to satisfy its obligations in performing certain renovations and the second asserting numerous defaults relating to Seller’s purported failure to maintain the Property in compliance with its contractual obligations.

In response to the Default Notices, Seller commenced legal action and obtained an injunction that extends its time to cure any default, prohibits interference with its leasehold interest and prohibits Sublessor from terminating its sublease pending resolution of the litigation. A motion by Sublessor for partial summary judgment, alleging that certain work on the Property required its prior approval, is currently pending. We consider the litigation to be without merit.

Prior to consummating the acquisition of the Sublease Interest, Owner received a letter from Sublessor indicating that Sublessor would consider such acquisition a default under the original sublease, which prohibits assignments of the Sublease Interest when there is an outstanding default thereunder. Having now acquired the Sublease Interest, Owner anticipates receiving a default notice from Sublessor alleging this default shortly. In such case, we would commence and vigorously pursue litigation in order to challenge the default, receive an injunction and toll the termination period provided for in the Sublease.

Business Plan for the Property

The business plan of Owner consists of two components, one of which involves attempts to settle or otherwise dispose of the litigation with Sublessor, as described above. Because of the litigation, Owner acquired the Sublease Interest without receiving estoppels or consents of the ground lessor or Sublessor, which has impaired Owner’s ability to finance the transaction based upon the Property’s full appraised value. If Owner is successful in settling or disposing of the litigation with Sublessor, it anticipates refinancing the Sublease Interest at 75% loan to value. This refinancing would result in capital proceeds that could be distributed to stockholders of the REIT.

The second component will involve efforts to stabilize the Property’s net operating income. Owner will pursue this objective with aggressive, low-capital leasing and management of the Property, which Owner anticipates resulting in an increased occupancy rate and an eventual increase over the Property’s current average modified gross rent of $40.50 per square foot.